EXHIBIT 99.11

MICHAEL A. LALONDE
c/o Rubicon Minerals Corporation
44 Victoria Street, Suite 400
Toronto, Ontario
Canada M5C 1Y2

Phone: 1-416-766-2804

CONSENT

March 27, 2015

Rubicon Minerals Corporation
44 Victoria Street, Suite 400
Toronto, Ontario
Canada M5C 1Y2

And

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

I hereby consent to being named in the Annual Information Form of the Company, dated March 27, 2015 for the fiscal year ended December 31, 2014 (the “AIF”) and to the use of the technical information prepared by me or under my supervision relating to the Company’s Red Lake properties, which information is contained in the AIF and incorporated by reference in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2014.

I also consent to the incorporation by reference of the above information into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

Sincerely,

/s/ Michael A. Lalonde

Michael A. Lalonde, P.Eng
President and Chief Executive Officer
Rubicon Minerals Corporation